

05040124

UE 4-13-05

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COMMISSION
549


RECEIVED
APR 12 2005
WASH D.C.
209
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCAdvisors Network Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 S. Revere Parkway
(No. and Street)

Centennial, CO 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance V. Campbell (303) 705-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555-17th Street, Suite 3600 Denver, CO 80202-3942
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/18

OATH OR AFFIRMATION

I, Lance V. Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCAdvisors Network Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Subscribed and Sworn before me
this 11th day April 2005

Notary Public Cheryl L. Rouse
My commission expires July 17, 2005



NOTARY
PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


TCAdvisors
NETWORK

April 11, 2005

Securities and Exchange Commission
Washington, D.C.

Securities and Exchange Commission
Denver, Colorado

National Association of Securities Dealers
Denver, Colorado

Enclosed please find an updated version of the TCAdvisors Network Inc. financial statements for the year ended December 31, 2004. The update includes a supplemental schedule related to possession or control requirements in addition to the information disclosed previously in Note 6 to the financial statements. Please feel free to contact me at (303) 705-6000 with any questions.

Sincerely,

Lance V. Campbell
Chief Financial Officer
TCAdvisors Network Inc.


SEC MAIL PROCESSING
RECEIVED
APR 1 2 2005
WASH, D.C.
SECTION



Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

TCAdvisors Network Inc.

We have audited the following financial statements of TCAdvisors Network Inc. (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCAdvisors Network Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of TCAdvisors Network Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Minimum Net Capital Required as of December 31, 2004	12
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 as of December 31, 2004	13
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 as of December 31, 2004	14

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2005

TCADVISORS NETWORK INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Note 2)	$1,911,115
Clearing agent deposit (Note 3)	100,000
Accounts receivable	223,685
Prepaid expenses and other assets	31,476
Furniture and equipment (net of accumulated depreciation of $26,861)	25,091
TOTAL	$2,291,367

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Cash overdraft	$ 162,937
Accounts payable and other liabilities	34,302
Accrued expenses	104,713
Payable to broker-dealers (Note 4)	46,994
Due to affiliate (Note 5)	3,508
Payable to customers (Note 1)	776,787
Total liabilities	1,129,241
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—authorized 1,100,000 shares, 900,000 shares issued and outstanding	9,000
Additional paid-in capital	658,378
Retained earnings	494,748
Total stockholder's equity	1,162,126
TOTAL	$2,291,367

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commission revenue	$1,102,938
Mutual fund revenue	1,872,847
Total revenue	2,975,785
EXPENSES:	
Payroll and employee benefits	1,173,572
Occupancy and other	293,036
Professional fees, dues and subscriptions	169,289
Trading costs	72,745
Depreciation and amortization	10,508
Total expenses	1,719,150
INCOME FROM OPERATIONS	1,256,635
OTHER INCOME AND (EXPENSE)	(66,951)
NET INCOME	$1,189,684

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCES— December 31, 2003	900,000	$ 9,000	$ 583,378	$ 105,064	$ 697,442
Contribution by stockholder			75,000		75,000
Distribution to stockholder				(800,000)	(800,000)
Net income				1,189,684	1,189,684
BALANCES— December 31, 2004	900,000	$ 9,000	$ 658,378	$ 494,748	$ 1,162,126

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,189,684
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	10,508
Loss on disposal of fixed assets	3,462
Net changes in assets and liabilities:	
Accounts receivable	173,531
Due from affiliate	130,716
Prepaid expenses and other assets	(18,424)
Cash overdraft	63,555
Accounts payable and other liabilities	29,565
Accrued expenses	50,364
Due to affiliate	(10,570)
Payable to broker-dealers	(10,768)
Litigation settlements	(341,617)
Payable to customers	776,787
Net cash provided by operating activities	2,046,793
CASH FLOWS USED BY INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(10,938)
CASH FLOWS USED BY FINANCING ACTIVITIES:	
Contribution by stockholder	75,000
Distribution to stockholder	(800,000)
Net cash provided by financing activities	(725,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,310,855
CASH AND CASH EQUIVALENTS—Beginning of year	600,260
CASH AND CASH EQUIVALENTS—End of year	$ 1,911,115

See notes to financial statements.

TCADVISORS NETWORK INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—TCAdvisors Network Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD") and the Securities Investor Protection Corporation (the "SIPC"). The Company was incorporated under the laws of the State of Colorado on December 17, 1993 and became registered as a broker-dealer on February 24, 1994. In 1997, the Company opened a branch in Scottsdale, Arizona, to transact business as a secondary marketing network facilitating the transfer of limited partnership interests. In January 2004, the Company closed its Arizona branch and relocated those operations to the home office in Colorado.

The Company shares common control with Gemisys Financial Services Corporation ("Gemisys"), TCA Financial Corporation, and Trust Company of America ("TCA").

The Company operates two distinct lines of business. The first is as a fully disclosed broker/dealer, and as such, holds no customer funds or securities. All trades are transacted through clearing brokers. The second line of business is an on-line interactive auction for the secondary market of limited partnerships ("LPs") and non-publicly traded real estate investment trusts ("REITs"). The Company may hold customer funds or securities related to the transfer activities for this secondary market.

Furniture and Equipment—Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years. During 2005, the Company began depreciating newly acquired equipment using the double-declining balance method.

Payable to Customers—The payable to customers includes amounts due in cash to customers related to the Company's on-line auction for the secondary market of LPs and REITs.

Commission Revenue—Commission revenue and related expenses are recorded on a trade-date basis. Commission revenue related to the secondary marketing of limited partnership interests is recorded on the date that the buyer and seller have contractually agreed and the buyer deposits the purchase price into escrow.

Mutual Fund Revenue—The Company receives service and distribution fees ("12b-1 fees") from various mutual funds, in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned.

Income Taxes—The Company is a Subchapter S Corporation. As a result, the Company's taxable income is reportable by its stockholder.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include contingent

liabilities associated with litigation and other contingencies and the fair value of the Company's stock for the purposes of their stock option plan. Actual results could differ from those estimates.

Stock Options—The Company has elected to account for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for the stock option plan. The Company has estimated the fair value of the options granted using the minimum value method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*. In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation and Disclosure*. This statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure provisions of that statement. Had compensation cost been determined based on the fair value at the grant date for the Company's stock options in accordance with SFAS No. 123, the proforma effect on current year earnings would have been a decrease of $5,926. For purposes of calculating this pro forma effect, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a weighted average risk-free interest rate of 3.02% for options granted prior to 2004 and 3.82% for options granted in 2004 and expected lives of seven years.

2. CASH AND CASH EQUIVALENTS

Cash equivalents for purposes of the statement of cash flows include highly liquid investments with a maturity of three months or less at the date of acquisition. Cash and cash equivalents includes $1,259,120 segregated in the Company's special reserve bank account for the exclusive benefit of customers established under the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Exchange Act").

3. CLEARING AGENT DEPOSITS

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement; the clearing agent deposit has been included as an allowable asset for purposes of the net capital calculation.

4. PAYABLE TO BROKER-DEALERS

Amounts payable to broker-dealers at December 31, 2004, consist of $46,994 of commissions payable to unaffiliated broker-dealers. The Company clears certain of its proprietary and customer transactions through its clearing agent on a fully disclosed basis. There were no other amounts due to or from the clearing agent at December 31, 2004.

5. RELATED PARTY TRANSACTIONS

Pursuant to expense allocation agreements between the Company, TCA, and Gemisys, the Company's financial statements reflect the pro rata allocation of costs incurred by these related parties for operational, managerial, and administrative support, in addition to certain software and network services. The allocations are based on systematic methodologies that consider the number of employees and usage factors. During 2004, the Company incurred $61,116 and $148,141 of expense under these agreements with TCA and Gemisys, respectively.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Beginning on November 22, 2004, the Company began computing its minimum net capital using a requirement of $250,000.

At December 31, 2004, the Company had net capital of $870,862 which was $620,862 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.30 to 1 at December 31, 2004.

The Company had no customers' fully paid or excess margin securities at December 31, 2004, which were not in the Company's possession or control as specified under Rule 15c3-3 of the Exchange Act.

7. STOCK OPTIONS

During 1999, the Company's Board of Directors approved the 1999 Stock Option Plan (the "Plan") for certain officers, consultants and directors of the Company. Options are to be granted at prices not less than the fair value of the Company's stock at the date of grant. The fair value of the Company's stock is determined in good faith by the Company's Board of Directors at the date of the option grant. All options under the Plan vest and become exercisable twenty-five percent per year commencing on the first anniversary of the grant and expire ten years from the date of grant. There are 150,000 shares of common stock reserved for issuance under the Plan. The following is a summary of changes in shares under option:

	Shares	Weighted Average Price
Outstanding—beginning of year	58,500	$ 3.24
Granted	15,000	2.90
Forfeited	(10,000)	3.61
Outstanding—end of year	63,500	$ 3.10
Options exercisable—end of year	42,241	$ 3.17

All options exercised are subject to the execution of Shareholder, Confidentiality, and Noncompete agreements. The outstanding options are exercisable at prices ranging from $2.84 to $4.69 per share. The weighted average remaining contractual life of options outstanding is 6.12 years.

8. COMMITMENTS AND CONTINGENCIES

Rent expense was $53,367 in 2004 and there were no outstanding noncancelable lease commitments after January 2004.

In response to written comments from a regulatory agency made as part of a routine examination, the Company made certain changes in 2004 to its method of operation related to its secondary market business. The regulator's comments dealt with the Company using TCA as its escrow agent. In response to these comments, on November 22, 2004, the Company established a special reserve bank account for the exclusive benefit of its customers (the "Reserve Bank Account") with an independent third party

bank, and deposited funds in excess of its requirements for customer reserve balances pursuant to Rule 15c3-3 of the Exchange Act. The Company also began computing on a periodic basis the amount of required deposits to be maintained in the Reserve Bank Account as required by Rule 15c3-3. The Company believes that it has satisfactorily addressed the recommendations made by the regulatory agency and that the changes made to its business model will not result in any material adverse effect on the Company's financial position. The Company also believes that its previous method of operation was consistent with the applicable laws and regulations.

The Company filed for an amendment to its membership agreement with the NASD. Such amendment would increase the Company's minimum net capital requirement to $250,000 and allow the Company to hold customer funds and securities. Until such time as the NASD approves the amendment, the Company will compute its minimum net capital requirement using an amount of $250,000.

The Company is involved periodically in legal proceedings which arise in the normal course of business.

An arbitration claim was filed by a former auction participant with the NASD. The plaintiff claims the Company owes approximately $15,000 plus costs and interest from May 2002, under alternative theories of failure to sell his limited partnership interest or incorrect tax reporting concerning the sale of his partnership interest. An NASD arbitration hearing has not been set. No accrual for the case has been recorded in the 2004 financial statements as management is unable to estimate an amount or range of any potential liability associated with this litigation.

9. SUBSEQUENT EVENT

On January 21, 2005, the Company entered into an escrow agreement with an unaffiliated trust company ("Trust"). Trust will establish and maintain a segregated escrow account for the exclusive benefit of customers of the Company, receive and process completed buyer and seller paperwork, and effect transfer of ownership for LPs and REITs related to the Company's online interactive auction business. Future secondary market transactions will be processed by and through Trust. Transactions effected through Trust will not be included as payable to customers and will not require deposits to be made into the Company's Reserve Bank Account pursuant to Rule 15c3-3.

* * * * * *

SUPPLEMENTAL SCHEDULES

TCADVISORS NETWORK INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND MINIMUM NET CAPITAL REQUIRED AS OF DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS	$1,129,241
MINIMUM NET CAPITAL REQUIRED—Greater of 6-2/3% of aggregate indebtedness, or $250,000 minimum	$ 250,000
STOCKHOLDER'S EQUITY	$ 1,162,126
NONALLOWABLE ASSETS:	
Accounts receivable	223,685
Prepaid expenses and other assets	31,476
Furniture and equipment	25,091
	280,252
Haircut on investment	11,012
NET CAPITAL	$ 870,862
CAPITAL IN EXCESS OF REQUIREMENT	$ 620,862
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.30 : 1

No material differences exist between the above net capital calculation and the corresponding computation included in the Company's unaudited Form X-17A-5 Part II filing , as amended, as of December 31, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

TCADVISORS NETWORK INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2004

CREDIT BALANCES—Free credit balances and other credit balances in customers' security accounts	$ 939,724
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS REQUIRED TO BE ON DEPOSIT IN THE RESERVE BANK ACCOUNT	$ 939,724
REQUIRED DEPOSIT	None

No material differences exist between the above customer reserve calculation and the corresponding information included in the Company's unaudited Form X-17A-5 Part II filing, as amended, as of December 31, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

TCADVISORS NETWORK INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2004

1. Customers' fully paid and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3). — None

   A. Number of items 0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. — None

   A. Number of items 0

No material differences exist between the above information relating to possession or control requirements and the information included in the Company's unaudited Form X-17A-5 Part II filing, as amended, as of December 31, 2004. Therefore, no reconciliation of the information is deemed necessary.



Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 25, 2005

TCAdvisors Network
7103 South Revere Parkway
Centennial, Colorado 80112

In planning and performing our audit of the financial statements of TCAdvisors Network Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2004.

However, we noted the following matter that occurred during the year, but was resolved by December 31, 2004. The Company reported from January 1, 2004 to November 19, 2004 as a fully disclosed non-clearing broker dealer that was compliant with the exemptive provisions of Rule 15c3-3 subparagraph k(2) (ii). A routine examination from a regulatory agency noted that the Company was using a common controlled entity as an independent escrow agent and therefore, likely violated the exemptive provisions of Rule 15c3-3 subparagraph k(2) (ii), including the inaccurate filings of net capital computations and not reporting reserve formula requirements. On November 22, 2004, in response to the regulator's comments, the common controlled entity moved funds from the escrow account to a special reserve bank account for the exclusive benefit of customers and amounts were recorded on the Company's books and records, which were segregated appropriately in an account for the exclusive benefit of customers. This change resulted in an increase in the net capital requirements for the Company to $250,000, the establishment of a special reserve bank account for the exclusive benefit of customers, recordation a deposit liability for customer funds that are held by the Company and the requirement to comply with the custodial requirements prescribed by Rule 17a-13. The Company's position is that it was compliant with the exemptive provisions of Rule 15c3-3 subparagraph k(2)(ii) prior to November 19, 2004 and is supporting its position with the regulator. As of the date of this report, there has been no resolution relating to this matter.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP